EXHIBIT 21.1 — SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Relationship to Registrant
CorVel Health Care Organization	California	wholly-owned subsidiary
CorVel Healthcare Corporation	California	wholly-owned subsidiary
CorVel Enterprise Comp, Inc. of New York	New York	wholly-owned subsidiary
CorVel Enterprise Comp, Inc.	Delaware	wholly-owned subsidiary
CorVel IME Corporation	New York	wholly-owned subsidiary
CareIQ, Inc.	Minnesota	wholly-owned subsidiary
Enterprise Comp, Inc.	Delaware	wholly-owned subsidiary
CorVel Ohio MCO, Inc.	Ohio	wholly-owned subsidiary
Eagle Claims Services, Inc.	New York	wholly-owned subsidiary